FREE WRITING PROSPECTUS	Filed pursuant to Rule 433
Dated April 12, 2011	Registration No. 333-171483

Pricing Term Sheet
Banco BTG Pactual S.A.
Itau BBA USA Securities Inc.
Banco Bradesco BBI S.A.

Gerdau S.A.

Preferred Shares (Including Preferred Shares in the form of American Depositary Shares)

Issuer:	Gerdau S.A.

Symbols:	GGB (NYSE)/GGBR4 (BOVESPA)

ADSs/Preferred Shares offered:

203,830,100 Preferred Shares, including preferred shares in the form of ADSs (excluding option to purchase up to 20,408,072 additional Preferred Shares, which may be in the form of ADSs, to cover over-allotments, if any)

Price to public:	US$12.13 per ADS and R$19.25 per Preferred Share

Net proceeds to the Issuer:	US$1,596 million (excluding option to purchase up to 20,408,072 additional Preferred Shares, which may be in the form of ADSs, to cover over-allotments, if any)

Pricing date:	April 12, 2011

Closing date:	April 18, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus relating to the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange upon your request to send to you the prospectus free of charge and you may request it by sending an e-mail to robert.zweig@btgpactual.com.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

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